EXHIBIT A









                       ARROW AUTOMOTIVE INDUSTRIES, INC.
                        FISCAL YEAR ENDED JUNE 28, 1997


     The Company incurred net losses of $10,997,000 and $1,444,000 for the respective fiscal years ended June 28, 1997 and June 29, 1996. (See Condensed Statements of Operations attached hereto.) The fiscal 1997 operating loss before income taxes includes a restructuring charge and non-recurring period charges relating to the closing of its California manufacturing facility of $1,100,000 and $1,844,000 respectively; an inventory write-down of $4,000,000 due to excess inventories resulting from the decline in unit sales experienced by the Company in fiscal 1997 and the consolidation of manufacturing facilities; and $437,000 of additional accrued environmental liability resulting from the Company's adoption of Statement of Position, ENVIRONMENTAL REMEDIATION LIABILITIES 96-1. The remainder of the fiscal 1997 net loss of $3,616,000 is primarily attributable to lower net sales for the fiscal year of $87,501,000 compared to $103,603,000 in fiscal 1996.

     Arrow has taken great strides to remove excess overhead costs from its operations. The closing of the Company's California plant and consolidation of manufacturing operations is consistent with the Company's continuing efforts to streamline its operations and reduce its operating break-even point so as to become profitable at a lower sales volume. Arrow will continue to streamline its operations and is vigorously working to increase its sales volume. Based on information available as of the date of this filing, management anticipates that sales for the first quarter of fiscal 1998 will be consistent with the Company's business plan.

     On September 18, 1997, the Company received a commitment from its current primary lender to refinance its existing credit arrangements. It is expected that this refinancing will be completed within the next two weeks and will provide the Company with a revolving line of credit of $20 million plus a $7.5 million term note under an agreement maturing on July 31, 2000. The refinancing will provide the Company with additional working capital at more favorable interest rates as compared with current terms.

                                                                      EXHIBIT A










                       ARROW AUTOMOTIVE INDUSTRIES, INC.
                      CONDENSED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS EXCEPT PER SHARE DATA)



                                                 TWELVE MONTHS ENDED
                                       June 28, 1997             June 29, 1996
                                          (52 Weeks)               (53 Weeks)
NET SALES                            $        87,501          $        103,603
  Loss Before Taxes                          (11,594)                   (2,269)
  Benefit From Income Taxes                     (597)                     (825)
NET LOSS                             $       (10,997)          $        (1,444)
LOSS PER SHARE                       $         (3.83)          $         (0.50)
Average Number of Shares
  Outstanding                               2,873,083                 2,873,083